Filed by: Praxair, Inc.

Pursuant to Rule 425 under the Securities Act

of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

January 27, 2017

26-Jan-2017

Praxair, Inc. (PX)

Q4 2016 Earnings Call

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

CORPORATE PARTICIPANTS

Juan Pelaez	Matthew J. White
Director-Investor Relations, Praxair, Inc.	Chief Financial Officer & Senior Vice President, Praxair, Inc.

Stephen F. Angel	Kelcey E. Hoyt
Chairman, President & Chief Executive Officer, Praxair, Inc.	Vice President & Controller, Praxair, Inc.

OTHER PARTICIPANTS

Michael J. Leithead	Edlain Rodriguez
Analyst, Barclays Capital, Inc.	Analyst, UBS Securities LLC

David I. Begleiter	Gavin Trebilcock
Analyst, Deutsche Bank Securities, Inc.	Analyst, Goldman Sachs & Co.

Michael J. Sison	Michael Joseph Harrison
Analyst, KeyBanc Capital Markets, Inc.	Analyst, Seaport Global Securities LLC

Laurence Alexander	P.J. Juvekar
Analyst, Jefferies LLC	Analyst, Citigroup Global Markets, Inc.

Jeffrey J. Zekauskas	James Sheehan
Analyst, JPMorgan Securities LLC	Analyst, SunTrust Robinson Humphrey, Inc.

Vincent S. Andrews	Emily Wagner
Analyst, Morgan Stanley & Co. LLC	Analyst, Susquehanna Financial Group LLLP

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen and welcome to the Praxair Fourth Quarter 2016 Earnings Conference Call. At this time, all participants are in a listen-only mode. Later we’ll conduct a question-and-answer session and instructions will follow at that time. [Operator Instructions] As a reminder, this conference is being recorded.

I would now like to introduce Juan Pelaez, Director of Investor Relations. You may begin.

Juan Pelaez

Director-Investor Relations, Praxair, Inc.

Thanks, Vicki. Good morning, and thank you for attending our fourth quarter earnings call and webcast. I am joined this morning by Steve Angel, Chairman and Chief Executive Officer; Matt White, Senior Vice President and Chief Financial Officer; and Kelcey Hoyt, Vice President and Controller.

Today’s presentation materials are available on our website at praxair.com in the Investor section. Please read the forward-looking statement disclosure on Page 2 of the slides and note that it applies to all statements made during this teleconference. In addition, please also note that our discussions of earnings, including year-over-year and sequential comparisons exclude previously disclosed adjustments in 2016 and 2015. These items are detailed and reconciled to the reported GAAP numbers in the appendix of this presentation and the press release.

I’d like to now turn over the call to Steve.

Stephen F. Angel

Chairman, President & Chief Executive Officer, Praxair, Inc.

Thanks, Juan. Good morning, everyone. What I want to cover with you is three things: give you an update on our strategy, which I first reviewed with you in October 2015; provide a few comments on our outlook, and I want to address a few topics on our potential merger with Linde. Knowing that we could have a few years of uncertain industrial demand, we developed a strategy in mid-2015 to grow earnings regardless of macroeconomic conditions. You can find a copy of that strategy in the appendix on page 19.

I’m sure you’re all familiar with this already, so I’d like to walk you through some of the key actions we have delivered on in support of this strategy on page 4. The first pillar of our strategy is to optimize the base business. This is a hallmark of Praxair culture and part of our identity. We proactively took measures in 2015 and followed that up with additional measures in 2016 to mitigate a difficult environment, and that helped improve our performance.

Furthermore, we achieved solid pricing improvement globally in a world with deflation. From my perspective, the best way to measure our efforts is to look at the quality of our business. EBITDA margins of 33%, operating cash flow margins of 26% and operating cash flow growth of 3% despite significant headwinds on base volumes. With strong cash flow, we can continue to invest in high quality growth projects, like we are seeing in the U.S. Gulf Coast, increase our dividends and take advantage of opportunities to use our remaining cash flow to buy back our stock. Even at these levels of performance, we still have significant opportunity to improve, so our work is really never done.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Our objective is to grow our exposure to more resilient growth markets from 25% of our sales to 33% by 2020. Resilient end markets for us would include food, beverage, healthcare, specialty gases, environmental, and aerospace. Overall, these markets represent about 27% of our total sales today with several countries such as Brazil and Canada already close to the 33% target.

A key product to serve the food and beverage industry is CO2. Over the last three years, we have increased our CO2 capacity in the U.S. by 50% and by virtue of our Yara acquisition in Europe, CO2 now comprises 10% of our total product sales and is growing in the high single-digits globally. We concluded our JV with GE last year on aircraft engine coatings which will triple the size of our business with GE Aviation to over $200 million in a few years. Furthermore, we improved our regional density in many locations around the world through packaged gas roll-ups and specific customer on-site decaps, all of which improved our operational efficiency and reliability.

One of the most exciting and impactful growth opportunities of our strategy relates to executing and winning new on-site projects in the U.S. Gulf Coast. We added several new project wins in the second half of 2016, bringing the total value of our backlog to just over $1.5 billion, 70% of which is concentrated in the U.S. Gulf Coast. And based on the strength of our proposal activity today, I expect the size of our backlog to continue to increase until we begin starting up some of our larger projects in Q4.

Page 5 gives you a map of our production system along the U.S. Gulf Coast. As you can see, our project wins to-date span a variety of petrochemicals for global blue chip customers. These wins enable us to further expand our dense supply network and leverage our existing infrastructure for a highly reliable and accretive future growth. Four years from now I expect our production system will be 50% larger than it is today.

In summary, we have made significant strides on implementing our core strategy and the benefits have not only supported 2016, but laid the groundwork for future earnings over the next several years. However, the unknown factors continue to be the macro economic conditions. Right now, it’s hard to see any meaningful recovery. Some key lagging markets like South America, Metals, and Oil have stabilized and U.S. manufacturing weakness appears to be slowing. But we simply are not in a position to call a recovery yet. Furthermore, the recent U.S. elections and Fed policies have resulted in further strengthening of the U.S. dollar. Matt will discuss some of these items further in our 2017 guidance.

But regardless of what happens in the economy, we have confidence in our stated strategy, and all of our employees are committed to a successful execution.

Before I hand it over to Matt, I have a few comments on our potential merger with Linde. I said this on the last call, but I think it bears repeating. Even though we are confident we have the right strategy, as I just explained, it is incumbent on me and the rest of the leadership team to evaluate all strategic alternatives that we believe could create substantially more value for our stakeholders than our stand-alone case. And we believe that is the case with this merger. There are a few misconceptions out there, not widespread, but I’ve seen this a couple of times, that I would like to address.

First misconception is that we would be distracted while pursuing this merger. We will ensure that the right people are involved at the right time. For the vast majority of people in our company, it is business as usual, which means focusing on operational excellence and executing our core business strategy. I am not concerned about this at all.

Another concern is that the merged company will suffer from conflicting or ambiguous leadership, cultural issues, or integration challenges, issues that can arise in mergers. First of all, rest assured the leadership structure and the operating model will be well defined upfront so that the company can be run in a consistent and disciplined way in order to achieve maximum performance for the combined company. That is a must.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

And we are not debating car design philosophies here, or what should be the ideal user experience, or how to integrate and manage a vast global supply chain. Remember, our products are homogeneous. Oxygen is the same all over the world. And our products don’t travel. That is why our businesses are, and will continue to be, locally managed. The job of the local leadership team is to optimize assets and value in their respective regions.

And I will add one more point. These issues, to the extent they exist, typically emanate from headquarters’ personnel. In our case, 99% of our combined head count would reside outside of the head offices.

I’ve read some concerns about regulatory approvals and the required level of divestitures, which is an important consideration. Obviously, this is something we looked at very closely early on, and if we were not confident that this was manageable, we would never have pursued this opportunity. And again, these are locally run businesses. And there are multiple examples of strong independent players all over the world, both in terms of industrial gas supply and sale of plant offerings.

From a risk mitigation standpoint, unlike acquisitions, mergers do not contain breakup fees associated with required regulatory approvals. And we will continue to evaluate the risk/reward trade-off throughout the process, making sure we have appropriate exit ramps if needed. Regarding synergies, we are still working through our analysis, but we are confident in $1 billion of synergies. The vast majority of which is cost-driven. We will provide more detail on this and the overall merger process when we sign a definitive Business Combination Agreement and formally announce we have a deal, which I believe will take place in the next two to three months.

This is all I have to say about our potential merger with Linde at this time. In the interim, rest assured, we are laser focused on optimizing the value exchange for all of our shareholders, myself included. And now, I will hand it over to Matt.

Matthew J. White

Chief Financial Officer & Senior Vice President, Praxair, Inc.

Thanks, Steve. As mentioned earlier, we again faced some challenging headwinds but we were able to deliver key aspects of the strategy, which not only benefited 2016 but laid the foundation for future earnings growth. Two areas that we had particular success were both generating and allocating our cash flow, which you’ll find on slide 7. The $2.8 billion of operating cash flow was 3% better than 2015, despite net income falling 6% from currency and base volume headwinds.

Furthermore, we continued to prudently manage CapEx spending while investing toward more stable fixed-fee on-site contracts that will ensure future earnings growth, several of which are in the U.S. Gulf Coast as Steve stated earlier. The combination of these led to free cash flow of $1.3 billion. So even though we saw some of the most severe recessionary conditions in South America and upstream energy, we were able to generate record free cash flow. I believe this speaks to the efficiency and resiliency of our employees, customer assets and operating model. And we remained quite disciplined with that free cash flow, giving back about $1 billion to shareholders, mostly in the form of dividends and further cementing growth prospects with almost $0.5 billion towards synergistic acquisitions and joint venture buyouts that met our strategic initiatives. Keeping focused and disciplined regardless of the economic climate is how Praxair preserves and creates value for our investors, and 2016 was a very good example of that in action.

I’d now like to briefly walk through the fourth quarter on slide 8 to provide some background on our current trends.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Sales of $2.6 billion are 2% higher than last year, but 3% below third quarter. Year-over-year the 2% improvement is mostly driven by price increases and acquisition impact.

Volume was flat as project contribution and growth in more defensive markets were offset by weakness in energy and manufacturing end markets in the Americas. Sequentially, we experienced weaker volumes as anticipated due to Gulf Coast turnarounds and seasonal effects. Despite the lack of positive base volumes, we were able to maintain strong profit margins and generate operating cash flow of 27% of sales.

Recall that 2015 fourth quarter results included a gain on asset sale. So excluding that, our operating profit is fairly consistent with both last year and the third quarter.

So we maintained operating profit in a challenging environment. But that is not our goal. Our goal clearly is to grow earnings in a disciplined and sustainable manner. We furthered that initiative this quarter by signing two more U.S. Gulf Coast projects to our backlog. These wins bring our backlog to $1.5 billion, which will provide a steady earnings growth over the next 3 to 4 years as projects come on-stream.

I’d like to wrap things up with the guidance on slide 9. We expect full year 2017 EPS to be in the range of $5.45 to $5.80. Note that this range does not include any anticipated costs from the proposed merger. While spend-to-date has not been significant, there will be more expenses incurred as the opportunity progresses. However, that isn’t something we can project at this time. The guidance range does include an estimated 3% negative impact from foreign currency translation.

By the fourth quarter of 2016, we had lapped almost all negative FX impacts and started to see some small FX tailwinds. However, immediately after the U.S. election results, we saw a steep decline in some key foreign currency rates such as the Mexican peso, Chinese RMB and the euro.

So, based on foreign exchange rates, we think 3% headwind is an appropriate estimate. You can see in the lower right table, our 2016 average rates for key countries that make up almost 40% of our sales, some of which are quite different than the current spot rates.

Excluding FX translation, we are expecting to grow earnings 2% to 9%. You can see the key drivers on the lower left of the slide. We are expecting solid positive contribution from our project startups as well as additional benefit from pricing actions and net costs. We are getting positive lift from the large European acquisition partially offset by a divestiture in Asia. So the real unknowns relate to FX rates and base volumes. For volumes, we’ve estimated a range in both directions, and realize that the earnings impact will be greater than sales due to the operating leverage. So we will have to see how our key end markets recover and perform in 2017. At this point, we aren’t anticipating much recovery from current economic trends hence the midpoint of the volume range at a comparable level to 2016.

The first quarter guidance range is $1.28 to $1.35. This includes about negative 1% FX headwind to last year. This is less than our assumed negative 3% for the year since Q1 of 2016 had the weakest foreign currency rates for that year. Excluding FX, we are expecting to grow earnings 1% to 6% from 2016. Note that our larger projects do not start up until the second half of 2017. So most of this projected growth comes from existing projects, acquisitions, and organic growth. As you may recall, that first quarter consistently is our weakest quarter due to the seasonal trends, which explains most of the sequential decline.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Overall, we feel quite good about our ability to grow earnings from actions already taken such as price, cost, and the project backlog. Furthermore, I anticipate another very strong cash flow year in 2017. The excess cash enabled us to raise the dividend for the 24th consecutive year and provides future flexibility to repurchase more stock and pay down debt to further strengthen our credit ratios.

Consistent with 2016, we may see some volatility in base volumes and FX rates, but regardless of the outlook, we are confident in our ability to execute on our strategy and prudently invest capital for future earnings growth and value creation.

Before we open up the line, I just want to remind everyone that we don’t have any further comments to make on the proposed Linde merger. So I appreciate your efforts to refrain from asking any questions on this topic.

I’d now like to turn the call over to Q&A.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And our first question comes from the line of Duffy Fischer with Barclays. Your line is now open.

Michael J. Leithead	Q
Analyst, Barclays Capital, Inc.

Hey guys. This is Mike Leithead on for Duffy. I guess just starting out, a bit surprised on the wide volume guidance range for 2017 EPS, especially when some of the cyclical end markets seem to be talking at least a bit more optimistically. Could you walk through what macro environment gets you at the high end there versus, I guess, the low end in your guidance?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well, what we’re recognizing is that throughout 2016 the markets essentially continued to get weaker for the most part. So, you can look at a South America, you can look at upstream energy. I would say U.S. manufacturing was pretty weak, never really made a turn. Metals was fairly weak. When we were in third quarter we were concerned about metals and it ended up being a little bit better in the fourth quarter than we had expected, but still, no great shakes. And then, again, the South America situation was bad and continued to get worse through the year. So we are starting off the year really at pretty much a low point.

Now we said in our comments we thought things had stabilized for the most part, and I think that’s a good thing, but again starting the year from a low point. Now if things improve through the year and obviously there’s a lot of optimism out there, I don’t think there’s a lot of reality to the numbers yet but there’s a lot of optimism. If things were to improve through the course of the year, we could end up at the higher end of the range. But sitting where we are today, I would rather wait and see the whites of their eyes before I start declaring things that are starting to accelerate forward.

Michael J. Leithead	Q
Analyst, Barclays Capital, Inc.

Fair enough. And then, Matt, if I look at your FX guidance for both 1Q and for full-year 2017, it seems like your currency headwinds are forecasted to kind of increase a bit through the year, but, I mean, given the late 2016

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

strengthening of dollar I would’ve thought of it kind of an opposite cadence there. Is your guide just kind of a reflection of the South American currency benefit still kind of hitting in 1Q? Or kind of how do I think about that cadence there?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Yeah, I think, to state the obvious initially is that they’re constantly moving. So, we base it on the forward rates and the forward rates clearly have devaluation assumptions in those forward rates for almost every currency vis- à-vis the U.S. dollar. And what we saw, as I mentioned in the prepared remarks, is immediately after the election results, the peso, the RMB, even the CAD a little bit, the euro, even things like the Argentinian peso had some pretty significant selloffs. The MXN peso touched almost 22, it fell below 21 for a short brief point, I think this morning. So it will move around, but we had kind of picked the forward rates as of a few weeks ago and set this on that. But rest assured whatever the actual rates are, that’s what they’ll be booked at. So it’s something that we’ll be continuously updating each month in our outlook and then we’ll give a public update for our next quarter results.

Michael J. Leithead	Q
Analyst, Barclays Capital, Inc.

Great. Appreciate the color, guys.

Operator: And our next question comes from the line of David Begleiter with Deutsche Bank. Your line is now open.

David I. Begleiter	Q
Analyst, Deutsche Bank Securities, Inc.

Morning. Steve, just on North America, do you think you can actually grow earnings in Q1 and if not Q1 for the full year?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Grow earnings in North America?

David I. Begleiter	Q
Analyst, Deutsche Bank Securities, Inc.

Yes.

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Yes. I mean, yes, I think we can. I am looking at a situation, and if I just kind of breakdown what’s going on in North America, you kind of start with metals, which is an important market for us. I think, if you look at the steel industry, they are probably pretty well tapped out on automotive unless people out there think automotive is going to grow more than it has. In terms of what might happen with infrastructure spending and things like that, nothing has really taken place yet. Some talk of energy investment, looks like that may happen, but again, nothing has happened yet.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

And then with respect to energy prices, as I said earlier, oil prices – and our oil well services businesses kind of continue to ratchet down through the year and that’s what we’re starting off with right now.

So if energy prices start to become a little stronger, we’re already starting to see a little activity, but what we really need to see is rather than these water-based fracs in places like the Permian Basin, we really need to start seeing energized fracs. That’s our business. So that hasn’t really happened yet.

Manufacturing, we’re kind of waiting and seeing. I think the pricing environment we should be able to net at least a point of price in North America. So you add price, you add the productivity, which I expect we’ll continue to get, I don’t think oil well services won’t get any worse, could get a little better. That would help. I think metals probably won’t perform much better unless there are additional tariffs applied on imported steel. And with this new commerce secretary coming in, Wilbur Ross, he certainly has steel in his blood. And so it wouldn’t surprise me if he starts taking a close look at that, which would certainly help the metal side of the equation. But we still have a strong dollar that hurts the exporter. So it’s a bit of a mixed bag. But we always think we can grow earnings in any region coming into the year and I think there’s enough elements in North America that we should be able to do that.

Now, keep in mind, I’m talking largely about the U.S. You look at a place like Mexico, we have a peso that’s a problem. What’s going to happen kind of remains to be seen, with the peso, I think the base volumes will continue to do quite well, but I don’t really think Pemex is going to do much in the way of investing and maintaining their existing wells. And so that’s not a favorable thing on the oil well services with respect to Mexico, but I think base volumes would be fine, and it kind of remains to be seen what’s going to happen with the peso.

David I. Begleiter	Q
Analyst, Deutsche Bank Securities, Inc.

Fair enough. And just on merchant pricing trend, you mentioned some positive traction in the U.S. How are those merchant pricing trends progressing in Europe, as we speak?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well, I would say – let me just kind of back up a second in the U.S. I think we’ll get price year-over-year in the U.S. But if I am looking at and I am looking at, the capacity utilizations, they are no great shakes. They’re kind of high [ph] 70%s, argon is (25:34) a little higher. So, not a particularly great environment for pricing, but we always manage to eke out a point of price.

If I look at a place like Europe, where I would say it’s certainly been more of a deflationary environment in Europe, and capacity utilizations are even weaker in Europe than they are as I described in the U.S., I think it’ll be a little bit more of a challenge but our expectation is we’re going to find a way to get a point of price on average around the globe. Some places we’ll do better because we do have inflation in places like South America. Some places like Europe might be a little bit more of a challenge because of the weaker demand or at least demand that’s not sufficient to really increase capacity utilization in a meaningful way to help pricing.

Then, I look around at places like Asia. We still have excess supply in places like China. So each environment is different. We are very much focused on pricing in each environment. And again, on average, we expect to get a point of price really regardless of the environment.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

David I. Begleiter	Q
Analyst, Deutsche Bank Securities, Inc.

Thank you.

Operator: And our next question comes from the line of Mike Sison with KeyBanc. Your line is now open.

Michael J. Sison	Q
Analyst, KeyBanc Capital Markets, Inc.

Hi, guys. Happy New Year.

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Thanks, Mike, Happy New Year.

Michael J. Sison	Q
Analyst, KeyBanc Capital Markets, Inc.

Steve, I just wanted to get a little bit of color on your comments that you and the board, when you look at strategic alternatives, that if there is a substantial opportunity to increase shareholder value, maybe what that means a little bit. Is it over a certain amount of time? Are you looking at returns, earnings growth, sales growth? Maybe just, give us a little bit of thoughts generally on what you look for.

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well, look, I think every business has a standalone case. They have a base strategy, and they expect that to be able to deliver a certain level of top line in earnings per share over a certain time horizon. And that’s part of what you do in the strategy review process, which we do annually with our board, as do a lot of companies. We take a long-term view in terms of what we think we can generate but we also look at it a little shorter term because that’s more relevant.

So, again, it’s the value that we think we can create on a standalone case with our base strategy versus what type of value we think can be created in looking at a strategic alternative. And I’ve said this before, really, and I don’t want to get into a discussion on Linde because I said I wasn’t, but when you look at doing something of consequence like that, we have to make sure that the value is compelling for all our stakeholders and we believe that value is compelling in this case. So that is the way we look at it.

Michael J. Sison	Q
Analyst, KeyBanc Capital Markets, Inc.

Okay. Great. And then, if you heard Andrew on his call, he was fairly positive with what the new administration could potentially do for manufacturing. If you think about that for industrial production or industrial recovery, where do you think that could be meaningful for you, is it more in the backlogs, is that new projects, just the base business merchant getting better? PDI? And when you think about these areas, where would you have the most leverage?

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well, it wouldn’t surprise me that he would be optimistic on that. But let me just kind of back up and talk about this, this way. First of all, we spent a lot of time talking about our success in the U.S. Gulf Coast, and being very confident we can continue to build on that for the next four or five years, for sure. And that’s not really driven by anything that’s happened with respect to this last election or any policies. That is low-cost energy, that is an established infrastructure in place, that’s ability for people to invest and serve a very strong U.S. domestic market, certainly in comparison to other geographies around the world. So those dynamics were in place.

And then, if I look at really the basis of your question, the U.S. is 40% of our sales. So anything positive that happens in the U.S. is going to benefit us and I would certainly hope that some of these things come to fruition. Again, I think infrastructure spending can be a big deal. It can certainly be a big deal to our customers and we would certainly benefit from that. But how much of that do you really think is going to be available? How much of that do you think is really shovel ready in 2017? So that kind of remains to be seen.

Again, that legislation hasn’t been passed yet either. I think people talk about tax reforms. Certainly that would a positive. I think it would make the U.S. more attractive as a place to invest if the – it was a lower tax structure, a more favorable tax structure. Some of that depends for us on things like how will depreciation be treated? Today we can accelerate depreciation. I’ve heard some discussion about even making that more favorable, so that would be favorable for us. That would be favorable for our customers that would have interest in investing and then regulatory. I don’t think less regulations is going to benefit us quite as much as it might our customers, for example, our energy customers who they would argue they’ve been saddled with some very difficult regulations over the year. So to the extent that that investment were to take off, we would certainly benefit from that.

Michael J. Sison	Q
Analyst, KeyBanc Capital Markets, Inc.

Great. Thank you.

Operator: And our next question comes from the line of Laurence Alexander with Jefferies. Your line is now open.

Laurence Alexander	Q
Analyst, Jefferies LLC

Good morning. Two quick ones. The 33% non-cyclical target that you have over the medium-term, is that independent of the macro and M&A environments, that is if there is an economic reflation you would still be pushing for that target? And secondly, how much of a headwind do you have in 2017 from divestitures at – on the EPS level?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

You know the answer on the...

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Yeah. On the EPS level, Laurence, I would say probably in the 1% or so range. I mean, there were really two, there was the Asian one and then our joint venture – our JV with GE was a partial divestiture even though that’s being consolidated. There is an NCI component to that.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Back to your first question, Laurence, obviously one of the reason we’re more focused on, or we want to focus on resilient end markets going forward, is that they’re less susceptible to large macroeconomic swings and just a more consistent growth. And so obviously, it wouldn’t be as high a growth as we would see if you had a big snapback in South America, for example, or like you see in some commodity products that we participate in, but it’s steady growth. And as I look at that growth profile going forward, I believe that we can continue to grow it in the high single digits range. And that might move around a point or two either way, but it doesn’t have the cyclicality that you would have in say, core metals and manufacturing markets, which are very important to us. It doesn’t mean we’re – we don’t expect some growth certainly over that timeframe with respect to our metals and manufacturing markets. I think, we will see some growth. We’re just going to see more growth in those resilient markets and I’m confident we’ll continue to deliver that.

Laurence Alexander	Q
Analyst, Jefferies LLC

Thank you.

Operator: And our next question comes from the line of Jeff Zekauskas with JPMorgan. Your line is now open.

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Thanks very much. Is the $13 million in other income stemming from something that went on in the Asia segment in that Asian operating profits went up about $10 million sequentially on flat sales? And secondly, is there some margin issue in North America because even if you subtract out $20 million in operating income from last year from gains, your operating income is still down about $26 million on sort of flattish sales. Can you comment on those subjects? Or where’s the gains coming from?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Yeah. Hey Jeff. It’s Matt. I can field that. So as you probably know, every year we probably generate anywhere from $10 million to $30 million in other income each year. And you can imagine it’s a mix of settlements, gain losses on asset sales. We put things there that may not be either relevant to the overall operations and/or they could be prior years settlements or things that we didn’t want to confuse with existing operating conditions, but it is something that we’ll continue as an organization, as you know. So that is what’s in there. As far as the Asia segment, there’s nothing that material. You will get more on the MD&A, but really, we had some pretty good volume, and we had some sequential pick up. We did have a startup in Korea as well, so these are all adding in. And we had a lot of cost actions that we’ve taken in Asia, as you know, especially in the middle of this year. And that has helped the margin there. So the combination of those are more the driver on the Asian margin improvements. As far as North America, yeah, of the $50 million reduction, about half was related to that gain last year. And the other half frankly is the manufacturing effect, the upstream oil effect on a year-over-year basis. These are some pretty negative mix and higher-margin impacts that have caused this issue in that region. We have a good business in Mexico, and with the continual devaluation of the peso, it weighs it in less and less. The same issue with Canada. So the combination of all those factors has weighed negatively on the margin. And we had mentioned last call, if you recall, or two calls ago that...

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Yeah.

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

...with the Package business, you lose variable margin, right? Until you take fixed cost out. And that was another reason why we needed to take some action there. So we do expect that to start stabilizing on that front, and if we can get any recovery, it should be pretty accretive.

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

What were your packaged gas volumes in the United States in the quarter?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

The same-same store sales, you got to break it down. Look at gas and hardgoods, which is what we do. But in terms of what we call gas, rent and other, it would be minus, kind of low single-digits to mid-single digits. And then on the hardgoods side it’s still double-digits negative year-over-year.

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Okay. Great. Thank you so much.

Operator: And our next question comes from the line of Vincent Andrews with Morgan Stanley. Your line is now open.

Vincent S. Andrews	Q
Analyst, Morgan Stanley & Co. LLC

Thank you very much. I’m wondering if you could speak a bit about China. You know, in the third quarter it seemed like the overall operating environment was sort of flattening out. It seemed like, you know, merchant contracts and so forth, less churn. And sort of just an overall bottoming out. Maybe some improvement or something to be optimistic about. So I know you spoke about, good volume growth from the new projects there. But how’s everything else doing? And is anything changing about your desire to invest there, whether it would be, through new projects or through acquisition? Thanks.

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well so, you know, as we looked at Q4, and I kind of dissect what we’re looking at there. Our volumes, our on-site volumes were pretty strong. And so that would be Steel. That would be Chemicals. You know, on the Chemicals side, the methanol producers were pretty strong. We did have some project start-ups that contributed obviously to that. And then on the Steel side, we’re really down to one customer, that’s Bao Steel. And everybody knows who Bao Steel is, one of the largest steel producers in China, and probably the most profitable of everyone there. So, you know, our one steel customer did pretty well in Q4. Automotive is strong. That’s a big part of their business.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Specialty Steels were pretty strong. And so, you know, our onsite business was pretty strong. The Merchant Liquid was in the kind of the mid-single digit range, which I think is very healthy. We continue to focus on Electronics business in China, as well as, Environmental Solutions, Health Care, Food and Beverage growth. You know, as you know they still – part of the last five-year plan is to transform the economy away from fixed investment, capital investment and more towards consumer and services driven. And we want to make sure that we are positioned to capitalize on that. In terms of project start-ups, really the only thing left of significance is this project with CNOOC where we’re providing oxygen for that refinery to clean up the transportation fuels. So that’s really the last major project that we have there that will start up towards the end of this year. So that’s kind of the environment in China. I think the government has – had more stimulus or provided more stimulus to build out some more infrastructure in the back half of the year. I think you can argue how needed that infrastructure really is, but they certainly took some measures to do that. Which, going forward, I think on a – what we should expect in terms of growth in China, what I certainly expect is something on the order of mid-single digits. And again, it was a little stronger than that in Q4, but I think that’s the reality going forward.

Vincent S. Andrews	Q
Analyst, Morgan Stanley & Co. LLC

But no change into your interest in investing there either organically or M&A?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

We will invest but it’s going to be, I think, much lower capital investment dollars than what we have seen. I really don’t see anything in the way of an M&A opportunity like you are describing, but none of the large capital investment dollars that we have been investing in over recent years, and the reason is I just don’t see – again, if you go back and you look at what China is trying to do, transform away from a capital investment, large fixed investment situation to more consumer driven, services driven. I’ve said before, I don’t think they need another plant of any kind. They have sufficient capacity, so that’s what we see.

Vincent S. Andrews	Q
Analyst, Morgan Stanley & Co. LLC

Thanks very much. I appreciate it.

Operator: And our next question comes from the line of John Roberts with UBS Securities. Your line is now open.

Edlain Rodriguez	Q
Analyst, UBS Securities LLC

Thank you. Actually it’s Edlain Rodriguez for John. Quick question. Like, in terms of capital allocation, one, are you precluded from doing any share buyback while you’re contemplating the merger with Linde? Or in the event that the merger doesn’t happen, should we expect Praxair to be more aggressive in terms of share buyback?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Yeah, this is Matt. I can answer that one. Yes, there are definitely going to be more blackout windows during this process. We experienced several throughout Q4 and I would anticipate there will probably be some in 2017 as well. So, yes, in an abundance of caution, we are precluding ourselves in several times from entering the market.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

That being said, I think we’ll have sufficient free cash flow. We’ll have the flexibility, we just are going to have to be – certain times we’ll be allowed in, certain times we won’t in 2017.

Edlain Rodriguez	Q
Analyst, UBS Securities LLC

Okay. And one quick one in terms of what you’re seeing out there. Looking over on the different regions of the world, what do you have the most concerns in terms of growth? Like is it still South America? Like if there’s some place else, like where your concerns lie?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well, I would say that it has been South America historically, but things have been stabilizing there with the new government. Our volumes have been fairly consistent. We have found a way to grow in markets, as I’ve been describing on several times here, growth in more resilient end markets. Looks like they’re starting to get their inflation somewhat under control, interest rates will follow. So it appears to me that a South America – and I’m talking specifically Brazil here – is kind of bouncing along the bottom and kind of looking for a catalyst for growth. Now, I don’t see that yet. It might not happen this year. But one thing for sure is if it happens, we will be very well positioned to capitalize on any kind of growth or any kind of turnaround in the economy that may take place. But quite frankly, that would have been in terms of concern, that was the concern, but today I am nowhere near as concerned about that as I was kind of watching things transpire through 2015 and 2016.

Edlain Rodriguez	Q
Analyst, UBS Securities LLC

So who replaces South America as an area of concern?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

I’m sorry, can you repeat that?

Edlain Rodriguez	Q
Analyst, UBS Securities LLC

I was going to say then who takes South America’s place as an area of concern?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Who takes their place?

Edlain Rodriguez	Q
Analyst, UBS Securities LLC

Yes.

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

I don’t think anything compares to that.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Edlain Rodriguez	Q
Analyst, UBS Securities LLC

Okay. Thank you much.

Operator: And our next question comes from the line of Robert Koort with Goldman Sachs. Your line is now open.

Gavin Trebilcock	Q
Analyst, Goldman Sachs & Co.

Good morning, this is Gavin Trebilcock on for Bob Koort. Maybe on the energy side, what has been a peak-to- date decline in energy and what would it take to get back to those peak sales from this end market?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

For upstream energy?

Gavin Trebilcock	Q
Analyst, Goldman Sachs & Co.

Yes.

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

What would it take to get back to the sales that we once had? Is that the question?

Gavin Trebilcock	Q
Analyst, Goldman Sachs & Co.

Yes. Yes.

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well, you’re going to need pricing, energy prices to move up to levels to ones we’re at. I mean that’s really the simple answer. Now the other side of that is you look at Pemex. Pemex needs to kind of get their house in order I’ll say and they’ve been a bit dysfunctional from an organization standpoint the last six months or so. I think eventually they will, but that has been a compounding problem I would say in terms of our oil well services volumes. And again I look at a place like Mexico, we’re down at least probably 65% year-over-year. Similar kind of number in Western Canada. U.S. down quite a bit as well. But the big lever would be higher energy prices for sure and if – the sooner Pemex gets their house in order, I think the sooner we’ll see better volumes than what we have seen down there.

Gavin Trebilcock	Q
Analyst, Goldman Sachs & Co.

Great. Thank you. Also, if I could ask, what kind of net debt leverage are you expecting in 2017?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

[ph] Debt down. (46:10)

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Yeah. So as you saw for 2016, we had a slight reduction in net debt. Looking into 2017, we’ll probably have a little more debt pay down as well. So I’d expect net debt to lower again. As far as the ratios, obviously that will be a function of other parts of the income statement and balance sheet, but I’d expect ratios to improve and net debt to be a little lower by the end of 2017.

Gavin Trebilcock	Q
Analyst, Goldman Sachs & Co.

Great. Thank you.

Operator: And our next question comes from the line of Mike Harrison with Seaport Global Securities. Your line is now open.

Michael Joseph Harrison	Q
Analyst, Seaport Global Securities LLC

Hi. Good morning.

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Good morning.

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Good morning.

Michael Joseph Harrison	Q
Analyst, Seaport Global Securities LLC

Steve, in terms of the new project announcement with Marathon, I know that’s on your pipeline network, but it sounds like there’s also going to be a new SMR added to help serve that customer. Can you provide any additional details on the capital requirements there, the scale of that project?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well, that project happen to be a case where we have sufficient SMR capacity on the pipeline system to supply that. So that’s not an example of one where we’re going to be building a new SMR. There is some investment pipelines and so forth, but it’s not an SMR-based investment for that project.

Michael Joseph Harrison	Q
Analyst, Seaport Global Securities LLC

All right. And then I was also hoping you could comment on the refinery turnaround activity that you talked about hitting North America sequentially. Was there a negative year-on-year impact on revenue? Can you talk a little bit about how spot hydrogen volumes looked year-on-year in North America? And also did you have any maintenance headwind year-on-year related to the hydrogen business? Thank you.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well, in the fourth quarter, we had several major customers go through turnarounds. And as a result, our hydrogen volumes were lower in Q4. We did benefit from some spot business as that was required in Q4. But going into Q1, it looks like all of our major refineries plan on running very hard, capacity utilization is something on the order of 96% is what is expected, and refinery margins are quite healthy. So I think Q1 will be – continue to be a situation where everybody is running full out.

Michael Joseph Harrison	Q
Analyst, Seaport Global Securities LLC

All right. Thanks very much.

Operator: And our next question comes from the line of P.J. Juvekar with Citigroup. Your line is now open.

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

Yes. Good morning.

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Good morning.

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Good morning.

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

Steve, you talked about the Chemical lines on the Gulf Coast as a bright spot. The [ph] plethora (49:00) of those plants is coming online pretty soon. What would you say is your market share in terms of the number of wins on the Gulf Coast?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

What would we say our market share is?

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

Yes.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well, as I’m looking at the investments that we’re making and you saw it on – in the deck here, which page is that?

Kelcey E. Hoyt	A
Vice President & Controller, Praxair, Inc.

Five.

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Five. So these are projects that we are executing and projects that are all in the contract – that are all in our backlog today, firmly under contract. We have other projects that we’re working on as well. Quite frankly, in terms of trying to calculate a market share by a molecule, I don’t spend a lot of time doing that, P.J. I do look at our competitive position and I look at any gaps I think we might have that need to be addressed. We certainly make sure that where we have strengths, where we have the infrastructure in place, where we have the flexibility and the reliability and the cost position to capitalize on certain business opportunity along the U.S. Gulf Coast, we make sure we do that. I think probably the more important statistic is the one I gave in my opening comments where I said that if you look at the system that we show here today on Page 5, that four years from now, that system will be 50% larger, probably a little more, but 50% larger than it is today. So that shows you the growth potential that is there and that will be quite significant for us.

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

Thank you. And in your strategy you mentioned that you want to improve sort of the resilient end markets, like CO2. So what would these end markets – is there a goal for these to become a certain percentage of the company?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well, I say I want resilient markets to reach about a third of our total sales. So that is the goal, and then of course I listed five or six markets that I consider resilient end markets. CO2 happens to be a product that you need to have to be able to participate in food markets, in beverage markets. And so that is why part of the focus in growing our resilient end markets is to make sure that we have the right CO2 sources, the right quality of CO2 sources. Where we need them on a regional basis, so we can go penetrate dry ice markets or expand our new CO2 business model and other markets like that.

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

Thank you.

Operator: And our next question comes from the line of James Sheehan with SunTrust Robinson Humphrey. Your line is now open.

James Sheehan	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Good morning. Could you comment on your M&A pipeline in packaged gases? Does your – the way you look at acquisitions in that market change with – given the discussions with Linde?

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well, Linde doesn’t have a packaged gas – a substantial packaged gas business, I’ll say, in the United States today, at least with respect to welding/cutting gases and the like. So that really has no bearing. But to basis of your question, the pipeline is pretty much what it has been. As I look at it, I think some of the prices for some of these properties has moved up to a point where I’m less interested than we’ve been. A lot of this is going to be a function of are these bolt-on type acquisitions where we can really extract some pretty quick synergies? But I would say the pipeline itself has pretty much been steady. It’s a lot of small things, but as I look at, I think some of the price levels have moved up to a point of disinterest for me.

James Sheehan	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Great. And I apologize if you mentioned this already, but can you breakout what your Canada and Mexico volumes were like in the fourth quarter?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Canada volumes were – do you remember them?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Yeah, this is Matt.

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Yeah.

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

I think, James, ex oil well, right, just hold that off to the side because obviously we had pretty substantial businesses in both Canada and Mexico that are down 80%-plus in some areas. We’ve seen some good package volumes in Canada actually. Noticeably better than the U.S., especially in the eastern side of the country, you’re getting some good activity there, whether it’s auto, even the food business and some of the things we’re doing, some construction. So I’d say Canada has been fairly good and Mexico ex oil well continues to do well as well. So we are seeing kind of mid-single digit type growth rates in both of those countries ex the oil well impact. So I think that’s been fairly good.

James Sheehan	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Great. And with your backlog ticking up a little bit here, I was just wondering if you could comment on what you think your CapEx is going to look like over the next few years. Do you think it stays in the flat kind of range or do see any major changes upward or downward?

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

I would say that the guidance we gave was $1.4 billion for 2017. As I look at the timing of projects and project spend, I think that number will probably move down somewhat in 2018 and probably 2019 as well. And keep in mind, I’ve said there is a lot of activity in the U.S. Gulf Coast, a lot of spending in the US Gulf Coast, but projects in other parts of the world are winding up. This Northwest project in Western Canada will be starting up towards the end of this year. This project with a major oil refinery in China winding up end of this year, and I don’t see those projects being replaced. And again, the activity will be concentrated in the U. S. But given that, I think the spend rate will probably moderate down somewhat in the next two years.

James Sheehan	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Thank you.

Operator: We’re going to take one more question from the line of Don Carson with Susquehanna.

Emily Wagner	Q
Analyst, Susquehanna Financial Group LLLP

Good morning. This is Emily Wagner on for Don. Just one question. In a prior presentation on January 11, you guys made to employees regarding the Linde merger. You said the ability to continue to optimize the standalone business further is limited. We’re just wondering does that mean there’s limited opportunity to increase Praxair margins without economic or currency improvement? Is the ability to improve margins capped right now?

Stephen F. Angel	A
Chairman, President & Chief Executive Officer, Praxair, Inc.

Well, you got to keep in mind who is the audience? The audience for that is our employees and we have gone through two restructurings in the last two years, and then probably three restructurings out of the last four. So that’s not an audience that I wanted to convey that, gee, we have more restructuring type opportunities ahead of us. And that’s one way to optimize a business. But that to me is more making sure that we have our cost structure aligned with the market realities. The other way is to optimize a business working on pricing and working capital and ongoing productivity, making sure we’re taking advantage of new sources of productivity like digitalization and advanced analytics, autonomous, semi-autonomous vehicles. Those are all areas that we can continue to optimize the business going forward. But I just urge you to keep in mind the audience that I was speaking to.

Emily Wagner	Q
Analyst, Susquehanna Financial Group LLLP

Thank you.

Juan Pelaez
Director-Investor Relations, Praxair, Inc.

Thank you again for participating in our fourth quarter earnings call. If you have any further questions, please feel to reach out to me directly. Thank you.

Operator: Ladies and gentlemen, thank you for participating on today’s conference. This does conclude the program. You may all disconnect. Everyone have a great day.

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Praxair, Inc. (PX) Q4 2016 Earnings Call	26-Jan-2017

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Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the expected timing and likelihood of the entry into or the completion of the contemplated business combination with Linde AG, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer, including satisfying closing conditions; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the combined company may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; the impact of potential unusual or non-recurring items; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the GAAP or adjusted projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the company’s latest Annual Report on Form 10-K filed with the SEC which should be reviewed carefully. Please consider the company’s forward-looking statements in light of those risks.